RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated September 9, 2010

Pricing Supplement Dated September __, 2010 to the
Product Prospectus Supplement ERN-EI-1 Dated January 11, 2010,
Prospectus Dated January 11, 2010, and
Prospectus Supplement Dated January 11, 2010
$ Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KKV4. The Notes do not pay interest. The Notes provide a [14.50% – 17.50%] return (to be determined on the Pricing Date) if the Percentage Change of the Reference Asset is positive.  If the Percentage Change is between 0% and -20%, we will pay the principal amount of the Notes. Investors will lose 1% of their principal amount for each 1% that the level of the Reference Asset decreases by more than 20% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: September 30, 2010

Maturity Date: September 28, 2012

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 11, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $5 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $15 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $50 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	Russell 2000® Index

Bloomberg Ticker:	RTY

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	September 27, 2010

Issue Date:	September 30, 2010

CUSIP:	78008KKV4

Valuation Date:	September 25, 2012

Digital Coupon:	[14.50% - 17.50%] (to be determined on the Pricing Date)

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + (Principal Amount × Digital Coupon)

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -20%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Final Level – Initial Level Initial Level

Initial Level:	The closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Valuation Date.

Buffer Percentage:	20%

Buffer Level:	80% of the Initial Level

Maturity Date:	September 28, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately two (2) years

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the closing level of the Reference Asset of more than 20% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2010, as modified by this terms supplement.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement ERN-EI-1 dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000079/c18103424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Change of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, the Buffer Percentage of 20% (the Buffer Level is 80% of the Initial Level), a Digital Coupon of 16.00% (the midpoint of the Digital Coupon range of 14.50% to 17.50%), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 16.00%) = $1,000 + $160 = $1,160

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,160, a 16.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and is greater than the Digital Coupon).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 16.00%) = $1,000 + $160 = $1,160

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,160, a 16.00% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-25%

	Payment at Maturity:	$1,000 + [$1,000 x (-25% + 20%)] = $1,000 - $50 = $950

	On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

INFORMATION REGARDING THE REFERENCE ASSET

All disclosures contained in this terms supplement regarding the Reference Asset, including, without limitation, its makeup, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell Investments Group (“Russell”). Russell, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of Russell discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBC Capital Markets Corporation accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

Russell began dissemination of the Reference Asset (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Reference Asset. The Reference Asset was set to 135 as of the close of business on December 31, 1986. The Reference Asset measures the composite price performance of stocks of 2,000 companies which are either incorporated in the United States or its territories, or are eligible for inclusion as a BDI (as defined below). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest companies either incorporated in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization. The Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Reference Asset is designed to track the performance of the small capitalization segment of the United States equity market. The Reference Asset is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Underlying the Reference Asset

Companies incorporated in the U.S. and its territories are eligible for inclusion in the Reference Asset. In addition, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. Companies incorporated in these regions are considered Benefit-Driven Incorporation (“BDI”) companies, because they typically incorporate in BDI countries or regions for operations, tax, political, or other financial market benefits. However, not all companies incorporated in BDI regions are eligible for inclusion in the Reference Asset. Companies incorporated in BDI regions must also meet one of the following criteria in order to be considered eligible: (i) the company has its headquarters in the U.S. or (ii) the company’s headquarters is also in a BDI-designated country or region and the primary exchange for local shares is in the U.S. For new companies located in the BDI countries or regions eligible for inclusion in the Reference Asset and that trade on multiple exchanges, the determination of the company’s primary exchange is based on the average daily dollar trading value (“ADDTV”), which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. ADDTV is assessed only for new companies entering the Russell U.S. indexes. Existing members will remain assigned to the U.S. exchange until the ADDTV is higher in another country’s exchange for the previous two consecutive years, after which the company’s primary exchange will be the country with the highest exchange volume. However, the primary exchange is a factor for inclusion only if both its incorporation and its headquarters are in a BDI country or region or if multiple headquarters are listed in the company’s SEC filings. If the company has its headquarters in a country other than the U.S. or the BDI countries or regions, it is not eligible for inclusion regardless of the location of the primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is delisted from the U.S. exchange.

All securities eligible for inclusion in the Reference Asset must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

An important criteria used to determine the list of securities eligible for the Reference Asset is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Reference Asset.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion.  In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity.  In general, only one class of common stock of a company is eligible for inclusion in the Reference Asset, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Reference Asset is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Reference Asset using the then existing market capitalizations of eligible companies. Reconstitution of the Reference Asset occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Reference Asset on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Reference Asset reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Reference Asset. The current Reference Asset level is calculated by adding the market values of the Reference Asset’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 3,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Reference Asset. To calculate the Reference Asset, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Reference Asset. In order to provide continuity for the Reference Asset’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

License Agreement

Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the Notes.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

Russell does not guarantee the accuracy and/or the completeness of the Reference Asset or any data included in the Reference Asset and has no liability for any errors, omissions, or interruptions in the Reference Asset. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the Reference Asset or any data included in the Reference Asset in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Reference Asset or any data included in the Reference Asset. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general stock market performance or a segment of the same. Russell’s publication of the Reference Asset in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Reference Asset is based. Russell ' only relationship to Royal Bank is the licensing of certain trademarks and trade names of Russell and of the Reference Asset, which is determined, composed and calculated by Russell without regard to Royal Bank or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Reference Asset. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, the first two quarters of 2010, as well as for the period from July 1, 2010 through September 8, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the Reference Asset	Low Intra-Day Level of the Reference Asset	Period-End Closing Level of the Reference Asset

1/1/2007	3/30/2007	830.01	760.06	800.71
3/31/2007	6/29/2007	856.39	798.17	833.70
6/30/2007	9/28/2007	856.48	736.00	805.45
9/29/2007	12/31/2007	852.06	734.40	766.03

1/1/2008	3/31/2008	768.46	643.28	687.97
4/1/2008	6/30/2008	763.27	684.88	689.66
7/1/2008	9/30/2008	764.38	647.37	679.58
10/1/2008	12/31/2008	679.57	371.26	499.45

1/1/2009	3/31/2009	519.18	342.57	422.75
4/1/2009	6/30/2009	535.85	412.77	508.28
7/1/2009	9/30/2009	625.31	473.54	604.28
10/1/2009	12/31/2009	635.99	553.32	625.39

1/1/2010	3/31/2010	693.32	580.49	678.64
4/1/2010	6/30/2010	745.95	607.30	609.49
7/1/2010	9/8/2010	672.16	587.60	634.25

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Digital Notes Linked to the Russell 2000® Index, Due September 28, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 30, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation